[Fleetwood Enterprises, Inc. Letterhead]

November 28, 2008

Via U.S. Mail and EDGAR

Ms. Amanda McManus
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

  Re:
  Fleetwood Enterprises, Inc.
  Registration Statement on Form S-4
  File No. 333-155099
  Filed November 6, 2008

  Schedule TO
  File No. 005-30637
  Filed November 6, 2008

Dear Ms. McManus:

        We are in receipt of the letter dated November 20, 2008 (the "Letter") issued by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") to Fleetwood Enterprises, Inc. (the "Company") regarding the Company's Registration Statement on Form S-4 (the "Registration Statement") and Schedule TO-I (the "Schedule TO"), each filed on November 6, 2008, in connection with a transaction (the "Repurchase Transaction") relating to the satisfaction of the Company's mandatory repurchase obligation pursuant to the indenture governing the Company's outstanding 5% Convertible Senior Subordinated Debentures due 2023 (the "Debentures").

        Set forth below are the Company's responses to the Staff's comments to the Registration Statement and the Schedule TO. For your convenience, the Staff's comments are reproduced in italics before each response, and appear in the order set forth in the Letter.

General

  1.
  Please revise your disclosure to comply with all applicable comments from our letter to you dated November 13, 2008 regarding your Registration Statement on Form S-4, filed on October 30, 2008 (File no. 333-154840).

    In response to the Staff's comment, the Company has added disclosure in Amendment No. 1 to the Registration Statement (the "Amended Registration Statement") and Amendment No. 1 to Schedule TO-I, each filed November 28, 2008, to address all applicable comments from the Staff's letter to the Company dated November 13, 2008. The Company also refers the Staff to the Company's response to such comments that we provided in a letter dated November 28, 2008 filed with the SEC.

  2.
  We note your disclosure on page 33 and elsewhere that the effectiveness of this registration statement is a condition precedent to this exchange. Clarify in your summary and risk factors the possibility that counsel may not be in a position to issue the legal opinion necessary for this registration statement to be declared effective.

    In response to the Staff's comment, the Company respectfully informs the Staff that the requested clarification is not necessary because the Company believes that its counsel will be in a position to opine upon the validity of the shares that can be issued in the Repurchase Transaction, based on the premise that the Company can only issue up to the maximum amount of its authorized and unissued shares.

Questions and Answers about this Exchange Offer, page iv

  3.
  Revise the final full paragraph on page iv to clarify why a bankruptcy court might decide not to give priority treatment to the senior secured notes offered in the alternative exchange offer. Also, revise your final risk factor on page 18 to discuss the possible implications of a bankruptcy filing on each of the securities a Debenture-holder may elect to receive in either exchange.

    In response to the Staff's comment, the Company has added disclosure to the third answer on page iv of the Amended Registration Statement and the risk factor on page 20, as well as on page 34.

Risk Factors, page 9

Change Of Control Provisions In Agreements May Be Triggered . . . ., page 22

  4.
  We note your disclosure that you may be a party to agreements that contain change of control provision that may be triggered following the issuance of the shares. Please revise to describe such agreements in greater detail, including the names of the parties to the agreements, the material terms of the agreements and a description of the change of control provisions which may be triggered. Also, please clarify your statement in the first sentence of this risk factor that you "may" be party to such agreements so investors will have a better understanding of the risk.

    In response to the Staff's comment, the Company has added disclosure on page 43 of the Amended Registration Statement and has revised the risk factor on page 25 to reference such new disclosure.

Capitalization, page 27

  5.
  Disclose whether you used a conversion stock price of $.52 in making the "as adjusted" calculations or some other price.

    In response to the Staff's comment, the Company has added language above the capitalization table on page 30 of the Amended Registration Statement to clarify that the price of $0.52 per share was used in the as adjusted calculations.

Part II

Item 22. Undertakings

  6.
  Provide the undertakings required by Item 512(a). In addition, tell us why you have included the Rule 430A undertaking.

    In response to the Staff's comment, the Company has revised the section entitled "Undertakings" in the Amended Registration Statement.

* * * * *

        The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should there be any questions, please do not hesitate to contact me at (951) 351-3638.

Sincerely,
/s/ ANDREW M. GRIFFITHS Andrew M. Griffiths SVP, Chief Financial Officer
cc:
Leonard J. McGill
        SVP, Corporate Development, General Counsel & Secretary
Steven R. Finley, Esq.
James J. Moloney, Esq.
        Gibson, Dunn & Crutcher LLP